December 20, 2017

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Trust”)
File Nos. 333-221045; 811-23305

Dear Ms. Rossotto:

This letter responds to your comments dated December 7, 2017 with respect to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) filed on October 20, 2017, for the purpose of registering American Century STOXX® U.S. Quality Value ETF and American Century Diversified Corporate Bond ETF (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

For your convenience, we restate each of your comments prior to our responses. Changes responsive to these comments are reflected in a pre-effective amendment to the Registration Statement (“Pre-Effective Amendment No. 1”) also filed on December 20, 2017. Unless otherwise defined in this response letter, capitalized terms used herein have the meanings set forth in the Registration Statement.

Prospectus

General

1.
Comment: We note that the filing is incomplete. We will have additional comments on pre-effective amendments to the registration statement, disclosures made in response to this letter, information you supply to us, and/or exhibits added in any pre-effective amendments.

Response: The Trust acknowledges the Staff’s comment.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
December 20, 2017

American Century STOXX® U.S. Quality Value ETF

2.
Comment: In your cover letter you indicate the Trust has filed an application for exemptive relief for operating an index based exchange-traded fund. When the relief is granted, please track its language in this registration statement wherever appropriate.

Response: The Trust confirms that once the Fund’s exemptive order is issued, the Registration Statement will track its language wherever appropriate. See American Century ETF Trust and American Century Investment Management, Inc. Investment Company Act Release No. 32928 (Nov. 29, 2017) (Notice).

3.	We have the following comments relating to the disclosure on page 2, in Principal Investment Strategies:

a.
Comment: In the first line of this section, the disclosure states that “[u]nder normal market conditions, the fund invests at least 80% of its assets in the component securities of the underlying index.” In compliance with the requirements of rule 35d-1 under the 1940 Act, at an appropriate place within the registration statement, please define “assets” as it used in the Fund’s 80% test as being consistent with net assets, plus any borrowings for investment purposes. Alternatively, at an appropriate place within the registration statement, please disclose specifically that the Fund will invest 80% of its net assets, plus any borrowings for investment purposes, in the component securities of the underlying index.

Response: The statement in the Principal Investment Strategies section of the Fund’s prospectus (“[u]nder normal market conditions, the fund invests at least 80% of its assets in the component securities of the underlying index”) is consistent with the language of the Trust’s pending exemptive order. However, in the Nonfundamental Investment Policies section of the Statement of Additional Information (“SAI”), the disclosure has been revised to clarify that, for purposes of each Fund’s investment policy in accordance with Rule 35d-1 under the 1940 Act, “‘assets’ include the [F]und’s net assets, plus the amount of any borrowings for investment purposes.”

b.
Comment: In the first paragraph, the disclosure states “[t]he underlying index is designed to select securities of…companies that are determined (based on the underlying index methodology) to have attractive valuation and sustainable income [emphasis added].” In the second paragraph of this section, the disclosure states “the underlying index is constructed using a rules-based methodology that screens stocks based on measures of quality, earnings, valuation and income [emphasis added].” As the terms “attractive” and “quality” are subjective, please describe how these terms are defined within a rules-based methodology. Also, please describe how the Fund “screens” for each of the measures disclosed above.

In general, please provide a plain English description of the methodology of the underlying index, including: 1) the component selection criteria, explaining how index components are included/excluded; and 2) the index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, etc.).

Response: The disclosure has been revised as requested.

Ms. Karen Rossotto
December 20, 2017

c.
Comment: In the second paragraph, the disclosure states that “[t]he underlying index universe consists of the 1,000 largest, publicly traded U.S. equity securities, excluding certain securities.” Does the Fund use a broader-based index as a basis for determining this universe? If so, consider disclosing this index. Please also disclose the number of component securities in the underlying index.

Response: The disclosure has been revised as requested. In addition, the disclosure has been updated to reflect that the underlying index universe consists of “the 900 largest publicly traded U.S. equity securities.”

d.
Comment: In the third paragraph, the disclosure states that “[u]nder the representative sampling technique, the portfolio managers will select securities that collectively have an investment profile similar to that of the underlying index, including securities that resemble those included in the underlying index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry [emphasis added].” With regard to this disclosure, please clarify whether the Fund will invest in securities that are not components of the underlying index as substitutes for those securities. If the Fund will invest in substitute securities, please explain how these investments are consistent with the Fund’s exemptive relief, which, as noticed, requires the Fund “to invest at least 80% of its assets…in Component Securities of its respective Underlying Index.”

Response: The disclosure has been revised as requested.

e.
Comment: In the penultimate paragraph on page 2, the disclosure states that “the Fund may use futures contracts to… simulate investments in the underlying index.” Please confirm that futures are not included as assets counting towards the requirement that the Fund invest 80% of its assets in the component securities of the underlying index (i.e., confirm that futures are included in the remaining 20% basket).

Response: Confirmed. Any futures in which the Fund invests will not be counted towards the requirement that the Fund invest at least 80% of its assets in the Component Securities of the Underlying Index.

4.
Comment: On page 3, in Principal Risks, Derivative Risks, please tailor this disclosure, and disclosure throughout the Prospectus, to the risks associated with the Fund’s use of futures, as well as any other derivatives used as a principal investment strategy. In doing so, please review the adequacy of the disclosure concerning the Fund’s use of derivatives and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response: The Derivatives Risk has been revised to include a reference to futures contracts specifically (and, in Item 9, to delete references to "options" and "other derivatives"). Futures are the only derivatives in which the Fund currently intends to use a principal investment strategy; therefore, the Trust believes the disclosure throughout the Fund’s prospectus is consistent with the letter from Barry Miller cited in the comment.

Ms. Karen Rossotto
December 20, 2017

5.
Comment: In Principal Risks, in addition to Index-Related Risk, please include disclosure describing management risk, as the Fund employs a sampling process rather than replicating the underlying index.

Response: The fund may, but is not required to, use a representative sampling strategy in managing the Fund. Nonetheless, Management Risk disclosure has been added as requested. Other risks associated with the Fund’s use of a sampling strategy are also disclosed in a separate Sampling Risk paragraph.

6.
Comment: On page 3, in Market Trading (either here or in Item 9 disclosure), please disclose that the market price variance can be reflected as a spread between the prices quoted in the market for a bid or ask and indicate that when spreads widen, particularly in times of market stress, investors will pay more.

Response: The disclosure has been added to the Item 9 disclosure as requested.

7.
Comment: On page 7, in Investment Adviser, the disclosure states that “[a] discussion regarding the basis for the Board of Trustees’ approval of the fund’s investment advisory agreement with the advisor will be available in the fund’s initial annual or semiannual report to shareholders [emphasis added].” In accordance with Item 10(a)(iii), please specify either annual or semi-annual and replace “initial” with the period covered by the relevant report.

Response: The disclosure has been revised as requested.

8.
Comment: On page 10, in Calculation of NAV, the disclosure indicates the valuation risks associated with securities traded in foreign markets, which may be traded on days the NYSE is not open and on days the Fund’s NAV is not calculated. As the universe of securities the Fund will invest in are exclusively U.S. securities, please consider whether this risk disclosure is appropriate. If not, please delete.

Response: The disclosure regarding securities traded on foreign exchanges has been deleted from the Calculation of NAV section.

9.
Comment: On page 12, in Service, Distribution and Administrative Fees, the disclosure states that “[t]he Board of Trustees has adopted a 12b-1 plan that allows the fund to pay annual fees of 0.25% to the distributor for distribution and individual shareholder services.” Please confirm supplementally that neither of the Funds will impose a 12b-1 fee for at least one year from the effective date of the registration statement. If a Fund anticipates charging a 12b-1 fee within the year following the effective date, please disclose so in a separate line item within the Fund’s fee table.

Response: Disclosure in the Service, Distribution and Administrative Fees section of each Fund’s prospectus states that “the Board of Trustees has determined not to authorize payment of a 12b-1 plan fee at this time.” Supplementally, the Trust confirms that neither Fund anticipates imposing a 12b-1 fee for at least one year from the effective date of the registration statement. Accordingly, no 12b-1 fees are reflected in the Funds’ fee tables.

Ms. Karen Rossotto
December 20, 2017

American Century Diversified Corporate Bond ETF

10.	We have the following comments relating to the disclosure on page 2, concerning the Principal Investment Strategies of this Fund:

a.	Comment: In the first paragraph, the disclosure states:

[u]nder normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets, plus any borrowings for investment purposes, in corporate debt securities and investments. Derivatives whose reference securities are corporate debt securities are considered by the fund to be corporate debt investments. [emphasis added].”

Please confirm that for purposes of compliance with rule 35d-1 under the 1940 Act, the Fund will value derivatives included in its 80% test at market, and not notional, value.

Also, do the corporate debt investments refer to any instruments in addition to derivatives? If so, please confirm that these investments have similar economic characteristics to corporate bonds.

Response: Confirmed. For purposes of compliance with Rule 35d-1, the Fund will value derivatives included in its 80% test at market value.

Additionally, corporate debt investments do not refer to any instruments in addition to derivatives.

b.
Comment: In the next paragraph, the disclosure states that the fund invests in “U.S. dollar denominated corporate debt securities issued by…foreign entities.” Do these foreign entities include those from emerging markets? If so, disclose.

Response: Although the Fund is permitted to invest in U.S. dollar denominated corporate debt securities issued by entities located in emerging markets, such investments are not part of the Fund’s principal investment strategy. Accordingly, the Trust believes such disclosure is appropriately disclosed in the SAI.

c.
Comment: In the third paragraph, the disclosure states the Fund may invest in credit default swap indexes. Please confirm that when acting as a seller of credit default swaps, the Fund will cover the transaction to the full notional value.

Response: Confirmed. When acting as a seller of credit default swaps, the Fund will cover the transaction to the full notional value.

11.	Comment: On page 3, in Principal Risks, High-Yield Risk, please disclose that investment in high yield securities is inherently speculative.

Response: The disclosure has been revised as requested.

Ms. Karen Rossotto
December 20, 2017

Statement of Additional Information

12.
Comment: On page 18, in the second paragraph, the disclosure states that “[t]he fund may invest in cash and cash equivalents, including shares of affiliated money market funds, as well as in securities not included in the underlying index… .” As appropriate, consider including this disclosure in the Prospectus.

Response: Although the American Century STOXX U.S. Quality Value ETF may invest a portion of its assets in cash and cash equivalents, including shares of affiliated money market funds, such investments are not part of the Fund’s principal investment strategy. Accordingly, the Trust believes such disclosure is appropriately disclosed in the SAI.

13.
Comment: On page 18, in the third paragraph, the disclosure states that “the portfolio managers have broad powers to decide how to invest fund assets, including the power to hold the fund uninvested.” Again, as appropriate, consider including this disclosure in the Prospectus.

Response: The statement regarding “hold[ing] the fund uninvested” has been deleted from the SAI.

14.
Comment: Also in this paragraph, the disclosure states “the fund management team may invest the assets of the fund in varying amounts using other investment techniques.” Please clarify this disclosure - what other investment techniques might be contemplated?

Response: This statement has been deleted from the SAI.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.
Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President